(As filed October 23, 2001)


                                                                File No. 70-9837


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

            --------------------------------------------------------

                                   FORM U-1/A

                                 Amendment No. 3
                                       to
                           APPLICATION OR DECLARATION
                                    UNDER THE
                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

            --------------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                            INTERSTATE POWER COMPANY
                                1000 Main Street
                                  P.O. Box 759
                               Dubuque, Iowa 52004

                               IES UTILITIES INC.
                              Alliant Energy Tower
                               200 First Street SE
                            Cedar Rapids, Iowa 52401

                    (Names of companies filing this statement
                  and addresses of principal executive offices)

              -----------------------------------------------------

                           ALLIANT ENERGY CORPORATION
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                 (Name of top registered holding company parent)
             ------------------------------------------------------

                   Edward M. Gleason, Vice President-Treasurer
                             and Corporate Secretary
                           Alliant Energy Corporation
                           222 West Washington Avenue
                            Madison, Wisconsin 53703

                     (Name and address of agent for service)

            ---------------------------------------------------------

The Commission is requested to send copies of all notices, orders and communications in connection with this Application/Declaration to:

 Barbara J. Swan, General Counsel            William T. Baker, Jr., Esq.
 Alliant Energy Corporation                  Thelen Reid & Priest LLP
 222 West Washington Avenue                  40 West 57th Street
 Madison, Wisconsin  53703                   New York, New York  10019

                       Kent Ragsdale, Managing Attorney
                       Alliant Energy Tower
                       Alliant Energy Corporate Services, Inc.
                       200 First Street SE
                       Cedar Rapids, Iowa  52401


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


         The Application/Declaration filed in this proceeding on January 22, 2001, as amended by Amendment No. 1, filed February 14, 2001, and amended and restated in its entirety by Amendment No.2, filed October 11, 2001, is hereby further amended as follows:

         The second paragraph of Item 1.4 - Other Related Matters is amended and
                                            ---------------------
restated to read as follows:

         "IESU and IPC are also currently authorized to issue and sell long-term secured and unsecured debt securities from time to time through June 30, 2004. IESU is authorized to issue and sell in one or more transactions any combination of collateral trust bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $200 million. See File No. 70-9375; Holding Co. Act Release Nos. 26945 (Nov. 25,
1998) and 27306 (Dec. 15, 2000). IPC is authorized to issue and sell in one or more transactions any combination of first mortgage bonds, senior unsecured debentures, and unsecured subordinated debentures, and to enter into agreements with respect to tax-exempt bonds, in an aggregate principal amount at any time outstanding not to exceed $80 million. See File No. 70-9377; Holding Co. Act Release Nos. 26946 (Nov. 25, 1998) and 27305 (Dec. 15, 2000). Following the
Merger, it is proposed that IESU's long-term debt limitation in File No. 70-9375 be increased to $300 million.1 All other terms, conditions and limitations on IESU's authorization in File No. 70-9375 will continue to apply without change. Except in accordance with a further order of the Commission, IESU will not issue any long-term debt unless such securities are rated at the investment grade level as established by at least one nationally recognized statistical rating organization, as that term is used in paragraphs (c)(2)(vi)(E), (F) and (H) of Rule 15c3-1 under the Securities Exchange Act of 1934. It is requested that the Commission reserve jurisdiction over the issuance by IESU of any such securities that are rated below investment grade."


--------
1 IPC's authorization in File No. 70-9377 will expire effective upon its merger into IESU.


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


                                   SIGNATURES

         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this Application/Declaration filed herein, as amended, to be signed on their behalf by the undersigned thereunto duly authorized.


                                        ALLIANT ENERGY CORPORATION


                                        By: /s/  Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Vice President-Treasurer and
                                                 Corporate Secretary


                                        INTERSTATE POWER COMPANY


                                        By: /s/  Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Vice President-Treasurer and
                                                 Corporate Secretary


                                        IES UTILITIES INC.


                                        By: /s/  Edward M. Gleason
                                                 -----------------
                                        Name:    Edward M. Gleason
                                        Title:   Vice President-Treasurer and
                                                 Corporate Secretary

Date:  October 23, 2001


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